Bannix Acquisition Corp.

1063 North Spaulding

West Hollywood, CA 90046

February 14, 2024

VIA Edgar

Ms. Charli Wilson

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

Washington DC 20549

Re:    Bannix Acquisition Corp. (the “Company”)

Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A Filed February 8, 2024

File No. 001-40790

Ms. Wilson:

As per your discussions with counsel, we have verbally confirmed that it is the Company’s intention to correct the extension date from “37” months to “36” months throughout the definitive proxy and the proposed charter. Once filed and assuming the aforementioned corrections have been made, your office will issue the standard letter providing that the Securities and Exchange Commission has no further comments. If you have any questions, please contact Stephen Fleming at Fleming PLLC directly.

Very truly yours,

/s/Douglas Davis

Douglas Davis, CEO

cc:	Stephen Fleming, Esq.
Fleming PLLC